Exhibit 6.7

FIRST AMENDED

INDEPENDENT CONTRACTOR AGREEMENT

This First Amended Agreement for Performance of Services (“Agreement”) is effective as of May 27, 2022 and amends and restates in its entirety that original Independent Contractor Agreement between the parties made on 4/1/2022 (the “Effective Date”), between WWS Spring Hill, LLC (“Client”), with a principal place of business at 5000 Northfield Lane, Spring Hill, TN 37174, and The Q Advisors LLC (“Contractor”), an independent contractor, with a principal place of business at 1143 Rip Steele Rd, Columbia, TN 38401.

ARTICLE I. SERVICES TO BE PERFORMED BY CONTRACTOR.

1.1.	Specific Services.

Contractor, acting independently and not as an employee of Client, agrees to serve as fractional Chief Financial Officer and Controller, with special focus on accounting operations, reporting, budgeting, financial planning, financial strategy, and advisor to the executive team as needed.

Contractor warrants that [he/she/it] is qualified to perform these services and that the services will be performed in a professional, timely and workmanlike manner without the advice or direction of Client. Failure to perform all the services required under this Agreement constitutes a material breach of this Agreement.

1.2.	Method of Performing Services.

Contractor will determine the method, details, and means of performing the above- described services. Contractor may perform the services under this Agreement at any suitable time and location [he/she/it] chooses. Contractor will use their own resources such as supplies, equipment, tools, and materials to complete services, but Contractor may also use the Client’s resources and premises that have been extended for such use when Contractor is on-site.

Contractor (& Contractor’s Team) shall devote such working time and attention to the performance of the services as required to satisfy all duties and responsibilities of Contractor in finishing assignment. Contractor (& Team) agrees to devote a minimum of 40 hours per week to performing the described services.

Contractor shall perform [his/her/its] obligations hereunder in compliance with the terms of this Agreement and any and all applicable laws and regulations. If necessity requires Contractor to perform any services on Client’s property or requires Contractor to interact with any of Client’s employees, customers, vendors, affiliates or members of the general public, Contractor shall comply with all of Client’s policies and regulations.

ARTICLE II. TERM OF CONTRACT.

2.1.	This Agreement will become effective on the Effective Date and will continue in effect until the services provided for in this Agreement have been performed to Client’s reasonable satisfaction, unless terminated earlier as provided in this Agreement.

ARTICLE III. COMPENSATION.

3.1.	In full consideration for the services described in this agreement to be performed by Contractor, Client agrees to pay Contractor $12,083.33 per month (145k annually) upon satisfactory completion of the terms.

Payment for services will be made in the following manner: Auto Pay via ACH by the 30th of each month beginning 4/30/22 (for services performed 4/1 – 4/30). One final bill will be sent under the previous agreement (tracking hours) for services performed during the time period of 3/16 – 3//31 and will be due open receipt.

ARTICLE IV. KEY PROVISIONS.

4.1.	Contractor is Independent Contractor.

Contractor enters into this Agreement, and will remain throughout the term of this Agreement, as an independent contractor. Contractor agrees that neither Contractor nor any Contractor personnel is or will become an employee, partner, agent, or principal of Client while this Agreement is in effect. This agreement does not in any way create any type of partnership, association, joint venture, or other business relationship. Contractor agrees neither Contractor nor any Contractor personnel shall be entitled to the rights or benefits afforded to Client’s employees, including but not limited to, disability or unemployment insurance, workers’ compensation, medical or life insurance, sick leave, compensation time, overtime, retirement or holiday benefits, vacation time, profit sharing, bonuses, or any other employment benefit. Contractor is responsible for providing, at [his/her/its] own expense, disability, unemployment, and other insurance, workers’ compensation, training, permits, licenses, and any other requirement for Contractor and for Contractor’s employees and subcontractors.

Nothing in this Agreement shall be construed to give Contractor or any Contractor personnel any authority (i) to represent that such person is an employee of Client, (ii) to bind Client with respect to contracts or representations or any other matters, or (iii) to represent Client before any court or government or regulatory authority without the express written authorization of Client.

4.2.	Non-Exclusive Relationship.

Contractor may represent, perform services for, and contract with as many additional clients, persons, or companies as Contractor, in [his/her/its] sole discretion, sees fit, provided those services do not pose a conflict of interest with the services performed for Client.

Contractor acknowledges that this is a non-exclusive engagement, and that Client retains the right to appoint additional contractors as Client, in its sole and unrestricted judgment, may from time to time determine to be in the interests of Client without liability or obligation to Contractor.

4.3.	Payment of Taxes and Fees.

Contractor is solely responsible for paying when due any taxes, including estimated taxes, incurred as a result of the compensation paid by Client to Contractor for services under this Agreement. This includes but is not limited to any federal, state or local income taxes, social security or unemployment tax, or any other taxes.

Contractor, on behalf of [himself/herself/itself] and [his/her/its] successors, assigns, and heirs, agrees to indemnify and hold Client, including Client’s employees, officers, directors, agents, subsidiaries and affiliates, harmless from and against any damage, claim, losses, fee, assessment, interest charge or penalty incurred by or charged to Client as a result of any claim, cause of action or assessment by any government agency for any nonpayment or late payment by Contractor of any tax or contribution based on compensation paid hereunder to Contractor or because Client did not withhold any taxes from compensation paid hereunder.

4.4.	Workers’ Compensation.

Contractor agrees to provide workers’ compensation insurance for Contractor employees and agents and agrees to hold harmless and indemnify Client for any and all claims arising out of any injury, disability, or death of any of Contractor’s employees or agents.

4.5.	Liability Insurance.

Contractor agrees to maintain a policy of general liability insurance in the minimum amount of $1,000,000 to cover any negligent acts or errors and omissions committed by Contractor or Contractor’s employees or agents during the performance of any duties under this Agreement. Contractor further agrees to indemnify and hold Client, its directors, affiliates, officers, directors, agents, partners, members, subsidiaries, successors and assigns, and any other related persons from any claim or losses resulting from Contractor’s efforts to fulfill this Agreement.

Client must be listed as an additionally insured party on the policy and said policy must be forwarded to Client. Contractor may not cancel this policy without notifying Client at least 30 days in advance. Termination of required insurance constitutes a material breach of this Agreement.

4.6.	Use of Employees or Subcontractors.

Contractor may not assign this Agreement or any duties or obligations under this Agreement without Client’s express written consent. Any such assignment will be considered null and void. Client requires such consent to protect intellectual property rights and Client confidentialities. Client will require any third parties working on behalf of Contractor to sign intellectual property and confidentiality agreements.

Client is authorized to assign any of its rights with or without the consent of Contractor.

4.7.	Expenses.

Contractor will be responsible for all expenses incurred in performing the services under this Agreement. Compensation paid to Contractor is in full consideration of any services performed and any expenses incurred while performing said services.

ARTICLE V. TERMINATION OF AGREEMENT.

5.1.	Early Termination.

Client may terminate this Agreement without cause provided written notice is given to Contractor 30 days in advance. Client may also terminate this Agreement immediately if Contractor breaches this Agreement.

Upon an early termination, Contractor shall receive a prorated payment for services actually rendered, to the Client’s reasonable satisfaction, up to the termination date.

5.2.	Expiration of Agreement.

Unless otherwise terminated as provided in this Agreement, this Agreement will continue in effect until [date of termination] or until the services provided for in this Agreement have been fully and completely performed to the satisfaction of Client and shall then terminate unless renewed in writing by both parties.

5.3.	Return of Materials.

Upon expiration or termination of this Agreement, successful completion of the services to be provided under this Agreement, or as otherwise requested by Client, Contractor will deliver to Client [list of items such as deliverables, software, tools, equipment, notes, documents, or related items that Client wants returned].

ARTICLE VI. PROPRIETARY RIGHTS.

6.1.	New Developments.

Contractor agrees that all designs, plans, reports, specifications, drawings, inventions, processes, and other information or items produced by Contractor while performing services under this Agreement will be assigned to Client as the sole and exclusive property of Client and Client’s assigns, nominees, and successors, as will any copyrights, patents, trade secrets, trademarks, or other intellectual property and property rights obtained by Contractor while performing services under this Agreement. The parties deem the compensation described in this Agreement to be valid consideration for those assignments. Contractor shall make Client aware of any new inventions or intellectual property advances. On request and at Client’s expense, Contractor agrees to help Client obtain patents and copyrights for any new developments. This includes providing data, plans, specifications, descriptions, documentation, and other information, as well as assisting Client in completing any required application or registration. If Contractor fails to assist Client in advancing these actions, Contractor is deemed to designate Client as [his/her/its] agent-in-fact and Client is authorized to act on behalf of Client in pursuing any intellectual property rights.

6.2.	Confidential Information.

Contractor may gain access to confidential and proprietary information about Client and Client’s affairs and operations. Any written, printed, graphic, spoken, or electronically or magnetically recorded information furnished by Client for Contractor’s use is the sole property of Client. This proprietary information includes, but is not limited to, customer requirements, customer lists, financial information, marketing information, and information concerning Client’s employees, products, services, prices, sources, operations and subsidiaries.

Contractor will indefinitely keep this confidential information in the strictest confidence, and will not disclose it, or allow it to be disclosed, by any means to any person except with Client’s approval, and only to the extent necessary to perform the services under this Agreement. This prohibition also applies to Contractor’s employees, agents, and subcontractors. On termination of this Agreement, Contractor will return any confidential information in [his/her/its] possession to Client. This includes, but is not limited to, any drawings, designs, blueprints, documents, data, specifications or other records of any nature belonging to Client and any reproductions or copies thereof. Improper disclosure of any of Client’s confidential information is a material breach of this Agreement.

Contractor will notify Client immediately of any disclosure of confidential or privileged information and cooperate in discovering the source of the disclosure.

6.3.	Non-Solicitation.

During the term of this Agreement and for a period of [specify, e.g., one year] thereafter, Contractor will not do either of the following: (1) call on, solicit, or take away any of Client’s customers or potential customers Contractor became aware of as a result of performing services under this Agreement, or (2) solicit or hire away any of Client’s employees or contractors Contractor became aware of as a result of performing services under this Agreement.

ARTICLE VII. GENERAL PROVISIONS.

7.1.	Notices.

Any notices required to be given under this Agreement by either party to the other shall be in writing and shall be transmitted either by (i) registered mail, (ii) certified mail, return receipt requested, or (iii) overnight mail (with all fees paid), addressed to the party to be notified at the following address or to such other address (or person) as such party shall specify by like notice hereunder:

Client:	The Q Advisors LLC

1143 Rip Steele Rd, Columbia, TN 38401

Attention:	Kali R. Skar

Contractor:	WWS Spring Hill, LLC

5000 Northfield Lane, Spring Hill, TN 37174

Attention:	Kelly Frey

7.2.	Entire Agreement; Modifications.

This Agreement, together with any exhibits, schedules, or other documents referenced herein, supersedes any and all agreements, either oral or written, between the parties with respect to the rendering of services by Contractor for Client and contains all of the representations, warranties, covenants, and agreements between the parties with respect to the rendering of those services. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not contained in this Agreement, and that no other agreement, statement, or promise not contained in this Agreement will be valid or binding. Any modification of this Agreement will be effective only if it is in a writing signed by an authorized representative of the party to be charged.

7.3.	Partial Invalidity.

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions will continue in full force and effect without being impaired or invalidated in any way.

7.4.	Dispute Resolution.

Any dispute, controversy or claim arising out of or related in any way to this Agreement or any Services performed hereunder which cannot be amicably resolved by the parties shall be solely and finally settled by arbitration administered by the (American Bar Association) in accordance with its commercial arbitration rules. Judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The arbitration shall take place before a panel of [three (3)] arbitrators sitting in [state, (specific county)]. The language of the arbitration shall be English. The arbitrators will be bound to adjudicate all disputes in accordance with the laws of [state]. The decision of the arbitrators shall be in writing with written findings of fact and shall be final and binding on the parties. Each party shall bear its own costs relating to the arbitration proceedings irrespective of its outcome. This section provides the sole recourse for the settlement of any disputes arising out of, in connection with, or related to this Agreement.

7.5.	Attorney’s Fees.

If either party incurs any legal fees associated with the enforcement of this Agreement or any rights under this Agreement, the prevailing party shall be entitled to recover its reasonable attorney’s fees and any court, arbitration, mediation, or other litigation expenses from the other party.

7.6.	Contractor Representations.

Contractor warrants that [he/she/it] is legally capable of entering this Agreement and that there are no other existing agreements or instruments that would impair Contractor’s ability to perform the services described in this Agreement. Contractor also warrants that any statements about Contractor’s abilities or qualifications to competently complete the described services are accurate and made in good faith. Contractor warrants that all work completed will be Contractors original work and will not in any way legally infringe upon the rights of others.

7.7.	Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the State of TN, without regard to its conflicts of law principles.

7.8.	Force Majeure.

Neither Party shall be liable hereunder for any failure or delay in the performance of its obligations under this Agreement, except for the payment of money, if such failure or delay is on account of causes beyond its control, including labor disputes, civil commotion, war, fires, floods, inclement weather, governmental regulations or controls, casualty, government authority, strikes, or acts of God, in which event the nonperforming Party shall be excused from its obligations for the period of the delay and for a reasonable time thereafter. Each Party shall use reasonable efforts to notify the other party of the occurrence of such an event within five (5) business days of its occurrence.

7.9.	Waiver: Rights Cumulative.

No waiver of any term or right in this Agreement shall be effective unless in writing, signed by an authorized representative of the waiving party. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or modification of such provision, or impairment of its right to enforce such provision or any other provision of this Agreement thereafter. The rights and remedies of the parties herein provided shall be cumulative and not exclusive of any rights or remedies provided by law or equity.

7.10.	Counterparts.

This Agreement may be executed by facsimile and in one or more counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same instrument, without necessity of production of the others.

7.11.	Officer Title

Contractor has been elected to serve as an Officer of the Parent Company, the Operating Company, and the Property Company as Treasurer as of May 27, 2022. Contractor shall not receive any compensation for serving as Treasurer. Compensation pursuant to this Agreement is solely for providing fractional CFO and Controller responsibilities, as outline above.

In witness whereof the parties hereto have executed this Agreement on the date set forth below.

CLIENT

By:	/s/ Kelly Frey, CEO

Name:

Title:	CEO

Date:	9/16/2022

CONTRACTOR

By:	/s/ Kali R. Skar

Name:	Kali R. Skar

Title:	CEO of The Q Advisors, LLC

Date:	9/16/22